CERTIFICATE OF FORMATION

OF

FORTRESS INVESTMENT GROUP HOLDINGS LLC

1.

The name of the limited liability company is FORTRESS INVESTMENT GROUP HOLDINGS LLC (the "Company").

2.

The address of the Company's registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle, 19801. The registered agent in charge thereof is The Corporation Trust Company.

3.

This Certificate shall become effective upon filing in the office of the Secretary of State of the State of Delaware.

IN WITNESS WHEREOF, the undersigned has executed this certificate on this 6th  day of November, 2006.

By:	/s/ Randal A. Nardone
Name: Randal A. Nardone
Title: Sole Member